NATURAL GAS FUELING AND CONVERSION INC.

45 ALMERIA AVE

CORAL GABLES, FLORIDA 33134

September 17, 2014

VIA EDGAR

Mara Ransom, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Gas Fueling and Conversion Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

Filed September 12, 2014

File No. 333-192590

Dear Ms. Ransom:

By letter dated September 15, 2014, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Natural Gas Fueling and Conversion Inc. (“NGFC,” the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Post-Effective Amendment No.2 to Registration Statement (the “Registration Statement”) on Form S-1, filed on September 12, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

1. Please confirm, if true, that, to date, you have not made any offers or sales under the Form S-1 or that, if you did make any offers, such offers were rejected.

Response:

To date, we have not sold any shares registered under Form S-1. We did not make any formal offers but informally we talked with a few investors but did not give them any subscription agreements or did not follow through seriously due to the following reasons. As we were waiting for the effectiveness on S-1 to come through, we contacted a few market makers to file a Form 15c2-11 on our behalf with FINRA once we get the effectiveness and sell our shares. The potential market makers at that time informed us that they require us to have at least 30 plus shareholders holding at least a minimum of 5,000 shares each and all the shareholders holding an aggregate of about a million shares of our registered shares for them to file the Form 15c2-11 on our behalf and further close this offering prior to FINRA would give us a stock symbol and allow us trading our stock on the OTC. The few investors that we contacted, as mentioned above, requested us to give them the stock symbol and inquired where we are listed, creating us the proverbial Chicken or the Egg situation. Due to those issues, we decided that the best thing for us to do, under the circumstances, is to sell an adequate number of shares to about 30 shareholders at very low price (since it would be impossible for us to sell to that many people at $3.00 per share) to meet the minimum requirements and close this offering for us to get listed on the OTC and simultaneously begin our operations in a smaller scale (to walk before we run so to speak), as we have illustrated in our Post Effective Amendment number 2, with the funds we raise. Then later do another offering to raise the funds that we may need to do any major acquisition, if we can find any, do due diligence and agree on a fair price. We were not rejected by any investors that we contacted informally since we did not follow through with our discussions.

2. We note your disclosure that this is a self-underwritten offering, that you also may engage an investment banker to sell some portion of the shares covered by the registration statement, and that you have not yet engaged an investment banker for this purpose. Please confirm your understanding that, should you hire an investment banker to act on your behalf and the offering therefore is no longer solely a self-underwritten offering, you must file a post-effective amendment that reflects the change in your Plan of Distribution.

Response:

As of now we have no agreement with any investment banker to raise money for us, and we consider an investment banker selling our shares a remote possibility. However, we confirm, that in the event we find an investment banker who will raise us funds, we will file a post-effective amendment to reflect the changes in our Plan of Distribution.

3. Given the significant change in your offering price, please tell us why you determined that it was unnecessary to revise the Determination of Offering Price section of your filing, or revise this section as necessary.

Response:

We have revised the Determination of Offering Price section to inform why we originally priced our stock at $3.00 per share and then reduced it to $.15 cents per share in this amendment.

4. Please revise your disclosure to indicate briefly the reason for the change in offering price.

Response:

We have added a risk factor under “Risks Related to this Offering,” to disclose the significant change in the offering price in addition to revising the Determination of Offering Price section as stated in response to comment number 3 above.

5. We note that there have been various changes among your board of directors and officers that apparently should have been reported on Form 8-K. Please file a Form 8-K, as appropriate, to disclose any such reportable events.

Response:

The only change among our board of directors and officers was the resignation of the Chief Financial Officer on August 6, 2014. SEC regulations Section 101, Form 8-K – General Guidance states “If a triggering event occurring within four business days before the registrant’s filing of a periodic report may be disclosed in that periodic report, except for filings required to be made under Item 4.01 of Form 8-K, Changes in Registrant’s Certifying Accountant and Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review. The registrant may disclose triggering events, other than Items 4.01 and 4.02 events, on the periodic report under Item 5 of Part II of Form 10-Q or Item 9B of Form 10-K, as applicable. All Item 4.01 and Item 4.02 events must be reported on Form 8-K.” In reliance of that, we disclosed that event in our 10q filed on August 13, 2014 as shown below. As to the timing of such reporting, there was a question as to the exact date the CFO resigned since discussions went back and forth a few days with the CFO (who was working part time without any pay), quite informally due to the small size of our company and at one point it was decided that the resignation date to be the 10th of August. But now I see that it was the 6th of August, according to the 10Q we filed. If the Staff believes that we are required to file a Form 8k since the 10q was filed one day later than the four business days (the delay was also due to changing our edgar and XBRL filer, who had problems clearing some filing issues), please inform us, and we will file a belated form 8 k. in spite of informing that triggering event belatedly in the 10 Q we filed.

Item 5. Other Information

On August 6, 2014, Robert C. Sanford resigned as the Company’s Chief Financial Officer. Upon Mr. Sanford’s resignation, Mr. Weeraratne assumed the role of Chief Financial Officer in addition to his other executive officer roles.

Further, the Company acknowledges that:

•       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/I.Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer